1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

February 18, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Ladies and Gentlemen:

As discussed with the staff, enclosed please find a correspondence filing containing a PDF copy of the 485(a) filing for the following series of the iShares Trust:

iShares MSCI Russia Capped Index Fund

Should members of the staff have any questions or comments concerning this correspondence filing, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Jessica Bentley, Esq.